Exhibit 99.1



# FISCAL YEAR & FOURTH QUARTER 2020 RESULTS
# FISCAL YEAR 2021 OUTLOOK
APRIL 3, 2020

**#WORTHREACHINGFOR** | VISIT US

## *Generates Record Operating and Free Cash Flow Results*
## *Beer Business Delivers Double-Digit Operating Income Growth and Import Depletion Growth of 8% for FY20*

| | Net Sales | Operating Income | Earnings Before Interest & Taxes (EBIT) | Diluted Net Income (Loss) Per Share Attributable to CBI (EPS) | Diluted EPS Excluding Canopy |
|---|---|---|---|---|---|
| **Fiscal Year** 2020 Financial Highlights [1] | In millions, except per share data | | | | |
| Reported | $8,344 | $2,155 | NA | $(0.07) | NA |
| % Change | 3% | (11%) | NA | (100%) | NA |
| Comparable | $8,344 | $2,732 | $2,544 | $9.12 | $9.89 |
| % Change | 3% | 4% | (3%) | (2%) | 6% |
| **Fourth Quarter** Fiscal Year 2020 Financial Highlights [1] | | | | | |
| Reported | $1,903 | $545 | NA | $2.04 | NA |
| % Change | 6% | 17% | NA | (68%) | NA |
| Comparable | $1,903 | $599 | $558 | $2.06 | $2.18 |
| % Change | 6% | 2% | (2%) | 12% | 15% |

[1] Definitions of reported, comparable, and organic, as well as reconciliations of non-GAAP financial measures, are contained elsewhere in this news release. | NA=Not Applicable

## HIGHLIGHTS

- Generates **record operating and free cash flow** of almost $2.6 billion and $1.8 billion respectively for fiscal 2020
- Generates fiscal 2020 **reported basis EPS** of **$(0.07)** and **comparable basis EPS** of **$9.12**, including Canopy Growth equity losses of $0.76; **excluding Canopy Growth equity losses**, achieved comparable basis EPS of $9.89
- **Reduces debt** by more than **$1.4 billion** during FY20
- Repurchases approximately **266,000 shares of common stock** for **$50 million** for fiscal 2020

- **Declares quarterly cash dividend** of $0.75 per share Class A and $0.68 per share Class B common stock
- Fiscal 2021 EPS guidance is unavailable at this time due to potential impacts on the business from COVID-19
- Pre-COVID-19 business target assumptions for fiscal 2021 are available on page 3 of this press release



*"Fiscal 20 represented another excellent year of strong results marked by milestones which include the achievement of record cash flow results and double-digit operating income growth for our iconic beer business. In addition, our Wine & Spirits Power Brands and new product introductions fueled growth as our premiumization strategy for this business continues to gain momentum."*

Bill Newlands

President and Chief Executive Officer



*"Our strong performance drove record cash flow results which we used to reduce debt to our targeted leverage range while returning value to shareholders through dividends and share repurchases. In this time of uncertainty, we believe we have ample liquidity and financial flexibility and remain committed to our investment grade rating. We have significant capacity under our $2 billion revolving credit facility and we plan to carefully manage our debt position over the next 24 months. In addition, we are expecting approximately $850 million in cash upon the close of the Gallo transaction and we remain focused on prudently navigating the challenging operating environment presented by COVID-19."*

Garth Hankinson

Chief Financial Officer


# beer

| | Shipment Volume | Depletion Volume | Net Sales | Operating Income |
|---|---|---|---|---|
| **Year Ended | In millions; branded product, 24-pack, 12-ounce case equivalents** | | | | |
| February 29, 2020 | 311.9 | | $5,615.9 | $2,247.9 |
| February 28, 2019 | 294.1 | | $5,202.1 | $2,042.9 |
| % Change | 6.1% | 7.5% | 8.0% | 10.0% |
| **Three Months Ended** | | | | |
| February 29, 2020 | 65.3 | | $1,187.5 | $467.1 |
| February 28, 2019 | 60.9 | | $1,090.1 | $441.4 |
| % Change | 7.2% | 10.8% | 8.9% | 5.8% |

## FISCAL YEAR 2020 HIGHLIGHTS

- **Constellation's Beer Business posted import** depletion growth of **8.0% and overall depletion growth of 7.5%** due to the continued strength of the **Modelo** and **Corona Brand Families**.
- This was the **10th consecutive year** of volume growth, solidifying Constellation's position as the leader in the high-end of the U.S. beer industry.
- Corona Brand Family growth was driven by the successful launch of **Corona Refresca** and double-digit growth of **Corona Premier**.
- **Modelo Especial** continued to be one of the fastest growing, major imported beer brands and a top share gainer with depletion growth of 16% for the year.
- Drove record fiscal 2020 operating margin of 40.0%, an increase of 70 basis points, as benefits from favorable pricing and foreign currency were partially offset by increased marketing and G&A spend.
- Marketing as a percent of net sales increased 70 basis points to 10% driven primarily by investment for the **Modelo** and **Corona Brand Families** and to support innovation initiatives.

## FOURTH QUARTER 2020 HIGHLIGHTS

- **Constellation's Beer Business posted import beer** depletion growth of 11.4% and overall depletion growth of 10.8% driven by the **Modelo** and **Corona Brand Families**.
- The **Modelo Brand Family** grew depletions more than 18% while the **Corona Brand Family** grew nearly 5%.
- The remaining beer shipment volume timing benefit which occurred at year-end fiscal 2019 reversed during the fourth quarter of fiscal 2020.
- As expected, operating margin decreased 120 basis points to 39.3%, as higher marketing and SG&A spend was partially offset by benefits from favorable pricing and COGS.
- Marketing as a percent of net sales was 8.7% versus 6.4% for fourth quarter fiscal 2019.
- **Corona Hard Seltzer** is off to a strong start and has already achieved ACV distribution approaching 50 in its first month of national launch.
- **Completed 5th furnace** at glass plant adjacent to Nava Brewery in Mexico.

# wine and spirits

| | Shipment Volume | Organic Shipment Volume [2] | Depletion Volume [2] | Net Sales [3] | Organic Net Sales [1] | Operating Income [3] |
|---|---|---|---|---|---|---|
| **Year Ended | In millions; branded product, 9-liter case equivalents** | | | | | | |
| February 29, 2020 | 53.6 | 53.6 | | $2,727.6 | $2,727.6 | $708.4 |
| February 28, 2019 | 58.5 | 57.8 | | $2,913.9 | $2,887.9 | $771.2 |
| % Change | (8.4%) | (7.3%) | (5.2%) | (6.4%) | (5.6%) | (8.1%) |
| **Three Months Ended** | | | | | | |
| February 29, 2020 | 14.0 | 14.0 | | $715.4 | $715.4 | $206.8 |
| February 28, 2019 | 14.2 | 13.8 | | $707.1 | $689.6 | $196.0 |
| % Change | (1.4%) | 1.4% | (0.6%) | 1.2% | 3.7% | 5.5% |

[2] Year ended and three months ended February 28, 2019, includes an adjustment to remove volume associated with the Black Velvet Canadian Whisky business for the periods November 1, 2018, through February 28, 2019, and December 1, 2018, through February 28, 2019, respectively.

[3] Year ended and three months ended February 28, 2019, includes $26.0 million and $17.5 million of net sales, respectively, and $12.4 million and $8.1 million of gross profit less marketing, respectively, that are no longer part of the wine and spirits segment results after the sale of the Black Velvet Canadian Whisky business.

## FISCAL YEAR 2020 HIGHLIGHTS

- The Wine & Spirits premiumization strategy gained traction in the marketplace as the Power Brand portfolio outperformed the overall U.S. wine and spirits category for the year driven by **Kim Crawford**, **Meiomi**, and **The Prisoner Brand Family**. The higher-end Power Brands also drove favorable mix trends for the year.
- A robust innovation pipeline is paying dividends with great consumer response to brands including **Robert Mondavi Private Selection Buttery Chardonnay**, spirit barrel aged wines, **The Prisoner Unshackled**, and **Crafters Union** wine in a can.
- Operating margin decreased 50 basis points to 26.0% as mix benefits and favorable SG&A were more than offset by higher COGS and marketing as a percent of net sales.

# wine and spirits (continued)

## FOURTH QUARTER 2020 HIGHLIGHTS

- Depletion growth accelerated to more than 4% for the Power Brand portfolio, led by double-digit growth for **Kim Crawford**, **Meiomi**, and **The Prisoner Brand Family**. During the quarter, wine Power Brands outpaced the total U.S. wine market, while higher-end wine Power Brands outpaced the total higher-end U.S. wine market.
- Operating margin increased 120 basis points to 28.9%, driven by mix benefits and lower marketing and SG&A spend.

## PRE COVID-19 BUSINESS TARGET ASSUMPTIONS FOR FISCAL 2021

Fiscal 2021 EPS guidance is unavailable at this time due to potential impacts on the business from COVID-19. However, the table below sets forth management's pre-COVID-19 business expectations for fiscal 2021 compared to fiscal 2020 actual results.

- **Beer**: net sales growth of 7%-8% including the impact of the Ballast Point divestiture and organic net sales growth of 8%-10%; operating margin of 39.5%-40.0%
- **Wine and Spirits**: net sales and operating income decline of approximately 30% to 35%, respectively; retained Power Brand portfolio post divestiture transactions expected to grow 2%-4%
- Interest expense: approximately $385 - $395 million

- Tax rate: approximately 18%
- Weighted average diluted shares outstanding: approximately 195 million; assumes no share repurchases for fiscal 2021
- Operating cash flow: $2.3 - $2.5 billion

These target assumptions do not reflect future changes in the fair value of the company's investments in Canopy's warrants and convertible debt securities. Additionally, the company continues to evaluate the future potential equity earnings impact from the Canopy equity method investment and related activities and, as such, these items have been excluded from the target assumptions noted above.

For target purposes, the revised Wine and Spirits transaction to sell a portion of the business to E. & J. Gallo Winery ("Gallo") (the "Revised Wine and Spirits Transaction") is now assumed to close around the end of Q1 fiscal 2021 and the separate, but related, agreement to divest the Nobilo Wine brand to Gallo (the "Nobilo Transaction") is assumed to close by the end of Q2 fiscal 2021. In addition, the company intends to divest the Paul Masson Grande Amber Brandy brand and the concentrate business in separate transactions that are assumed to close around the end of Q1 fiscal 2021 and plans to retain the Cooks and J. Roget brands. The target assumptions exclude any additional gain or loss from these transactions and proceeds are expected to be used primarily for the repayment of debt.

The following table presents estimated selected wine and spirits segment financial information included in our consolidated financial statements that will no longer be part of our consolidated results after these transactions:

| Estimated Information for Wine & Spirits Businesses to be Sold | FY20 Q1 | FY20 Q2 | FY20 Q3 | FY20 Q4 |
|---|---|---|---|---|
| (in millions) | | | | |
| Shipment volume (9-liter case equivalents) | 5.7 | 5.8 | 4.7 | 6.1 |
| Net sales | $230 | $229 | $179 | $237 |
| CAM (gross profit less marketing) | $89 | $83 | $62 | $84 |

In addition, the company sold the Black Velvet Canadian Whisky business on November 1, 2019. The approximate fiscal 2020 shipment volume, net sales, and gross profit less marketing totaled 1.6 million 9-liter case equivalents, $50.3 million, and $23.2 million, respectively.

As a result of the Wine & Spirits transactions, a stranded cost reduction plan of $130 million is expected to be realized over the fiscal 2021 to fiscal 2022 timeframe.


## QUARTERLY DIVIDEND

On April 2, 2020, Constellation's board of directors declared a quarterly cash dividend of $0.75 per share of Class A Common Stock and $0.68 per share of Class B Common Stock, payable on May 19, 2020, to stockholders of record as of the close of business on May 5, 2020.

† A copy of this news release, including the attachments and other financial information that may be discussed during the call, will be available on our website cbrands.com under "Investors/Reporting" prior to the call.

**FISCAL YEAR & FOURTH QUARTER 2020 RESULTS**
**FISCAL YEAR 2021 OUTLOOK**

### CONFERENCE CALL† / WEBCAST

April 3, 2020 at 11:30 a.m. EDT
(877) 673-1771  /  Conference ID: 3770886
cbrands.com/investors/events

## CANOPY GROWTH INVESTMENT

Canopy Growth equity earnings and related activities for the fourth quarter fiscal 2020 totaled a loss of $31.7 million on a reported basis and $41.5 million on a comparable basis, and fiscal 2020 totaled a loss of $575.9 million on a reported basis and $221.7 million on a comparable basis.

Constellation has recognized a $309 million unrealized net gain in reported basis results since the initial Canopy investment in November 2017; $75 million and $(2.1) billion increase (decrease) in the fair value of Canopy investments was recognized for fourth quarter fiscal 2020 and fiscal 2020, respectively.

In March 2020, Canopy expects to record an estimated pre-tax loss of approximately C$700 million to C$800 million in their fourth quarter fiscal 2020 results from Canadian greenhouse facilities closures as well as other changes related to its organizational and strategic review. Constellation will record its proportional share of the estimated pre-tax loss of approximately C$245 million to C$280 million, in first quarter fiscal 2021 results.

  

## ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi brand family, Kim Crawford, Meiomi, The Prisoner brand family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

## MEDIA CONTACTS
Mike McGrew 773-251-4934 / michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 / amy.martin@cbrands.com

## INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 / patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 / bob.czudak@cbrands.com

## SUPPLEMENTAL INFORMATION

Reported basis ("reported") are amounts as reported under generally accepted accounting principles. Comparable basis ("comparable") are amounts which exclude items that affect comparability ("comparable adjustments"), as they are not reflective of core operations of the segments. The company's measure of segment profitability excludes comparable adjustments, which is consistent with the measure used by management to evaluate results. The company discusses various non-GAAP measures in this news release. Financial statements, as well as supplemental schedules and tables reconciling non-GAAP measures, together with definitions of these measures and the reasons management uses these measures, are included in this news release.

## FORWARD-LOOKING STATEMENTS

The statements made under the heading Outlook, and all statements other than statements of historical fact set forth in this news release regarding Constellation Brands' business strategy, future operations, future financial position, expected effective tax rates and anticipated tax liabilities, estimated revenues, projected costs, expected net sales and operating income, estimated proportional share of Canopy pre-tax loss, expected cash flow, future payments of dividends, prospects, plans and objectives of management, and manner and timing of share repurchases pursuant to the share repurchase authorization, as well as information concerning expected actions of third parties, are forward-looking statements (collectively, the "Projections") that involve risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the Projections.

During the current quarter, Constellation Brands may reiterate the Projections. Prior to the start of the company's quiet period, which will begin at the close of business on May 29, 2020, the public can continue to rely on the Projections as still being Constellation Brands' current expectations on the matters covered, unless the company publishes a notice stating otherwise. During Constellation Brands' "quiet period," the Projections should not be considered to constitute the company's expectations and should be considered historical, speaking as of prior to the quiet period only and not subject to update by the company.

The Projections are based on management's current expectations and, unless otherwise noted, do not take into account the impact of any future acquisition, merger or any other business combination, divestiture, restructuring or other strategic business realignments, financing, or share repurchase that may be completed after the date of this release. The Projections should not be construed in any manner as a guarantee that such results will in fact occur. The actual impact of COVID-19 and its associated operating environment may be materially different than management's expectations. The pending Revised Wine and Spirits Transaction, the pending Nobilo Transaction, the pending Paul Masson Grande Amber Brandy brand transaction, and the pending concentrate business transaction (collectively, the "Wine and Spirits Transactions") are each subject to the satisfaction of certain closing conditions, including, but not limited to, receipt of required regulatory clearances and governmental approvals. The Nobilo Transaction is also conditioned on completion of the Revised Wine and Spirits Transaction. There can be no assurance the Wine and Spirits Transactions will occur or will occur on the terms or timetables contemplated hereby.

In addition to the risks and uncertainties of ordinary business operations, the Projections of the company contained in this news release are subject to a number of risks and uncertainties, including:

- duration and impact of the COVID-19 pandemic, including but not limited to the closure of non-essential businesses, which may include our manufacturing facilities, and other associated governmental containment actions;
- completion of the pending Wine and Spirits Transactions;
- impact of the Wine and Spirits Transactions, amount and use of expected proceeds from the pending transactions, amount of stranded costs, and amount and timing of cost reductions may vary from management's current expectations;
- amount of contingent consideration, if any, received in the Revised Wine and Spirits Transaction will depend on actual brand performance;
- beer operations expansion, construction and optimization activities, and costs and timing associated with these activities, may vary from management's current estimates;
- accuracy of supply projections, including those relating to beer operations expansion activities and glass sourcing;
- operating cash flow, free cash flow, effective tax rate and capital expenditures to support long-term growth may vary from management's current estimates;
- accuracy of projections associated with market opportunities and with previously announced acquisitions, investments and divestitures;
- accuracy of projections relating to the Canopy investment may vary from management's current expectations;
- exact duration of the share repurchase implementation and the amount, timing and source of funds for any share repurchases;

- amount and timing of future dividends are subject to the determination and discretion of the board of directors;
- raw material and water supply, production or shipment difficulties could adversely affect the company's ability to supply its customers;
- general economic, geo-political, domestic, international and regulatory conditions, instability in world financial markets, health epidemics or pandemics, quarantines, unanticipated environmental liabilities and costs, or enhanced competitive activities;
- changes to international trade agreements and tariffs, accounting standards, elections or assertions, tax laws or other governmental rules and regulations, and other factors which could impact the company's reported financial position, results of operations or effective tax rate, and accuracy of any associated projections;
- changes in interest rates and the inherent unpredictability of currency fluctuations, commodity prices and raw material costs; and
- other factors and uncertainties disclosed in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2019, as supplemented by the company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2019, which could cause actual future performance to differ from current expectations.

## CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
## CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, unaudited)

| | February 29, 2020 | February 28, 2019 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 81.4 | $ 93.6 |
| Accounts receivable | 864.8 | 846.9 |
| Inventories | 1,373.6 | 2,130.4 |
| Prepaid expenses and other | 535.8 | 613.1 |
| Assets held for sale - current | 628.5 | — |
| **Total current assets** | 3,484.1 | 3,684.0 |
| Property, plant, and equipment | 5,333.0 | 5,267.3 |
| Goodwill | 7,757.1 | 8,088.8 |
| Intangible assets | 2,718.9 | 3,198.1 |
| Equity method investments | 3,093.9 | 3,465.6 |
| Securities measured at fair value | 1,117.1 | 3,234.7 |
| Deferred income taxes | 2,656.3 | 2,183.3 |
| Assets held for sale | 552.1 | — |
| Other assets | 610.7 | 109.7 |
| **Total assets** | $ 27,323.2 | $ 29,231.5 |
| | | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Current liabilities:** | | |
| Short-term borrowings | $ 238.9 | $ 791.5 |
| Current maturities of long-term debt | 734.9 | 1,065.2 |
| Accounts payable | 557.6 | 616.7 |
| Other accrued expenses and liabilities | 780.4 | 690.4 |
| **Total current liabilities** | 2,311.8 | 3,163.8 |
| Long-term debt, less current maturities | 11,210.8 | 11,759.8 |
| Deferred income taxes and other liabilities | 1,326.3 | 1,470.7 |
| **Total liabilities** | 14,848.9 | 16,394.3 |
| **CBI stockholders' equity** | 12,131.8 | 12,551.0 |
| Noncontrolling interests | 342.5 | 286.2 |
| **Total stockholders' equity** | 12,474.3 | 12,837.2 |
| **Total liabilities and stockholders' equity** | $ 27,323.2 | $ 29,231.5 |

# CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data, unaudited)

| | Three Months Ended | | Years Ended | |
| --- | --- | --- | --- | --- |
| | **February 29, 2020** | February 28, 2019 | **February 29, 2020** | February 28, 2019 |
| Sales | $ 2,075.6 | $ 1,968.0 | $ 9,113.0 | $ 8,884.3 |
| Excise taxes | **(172.7)** | (170.8) | **(769.5)** | (768.3) |
| **Net sales** | **1,902.9** | 1,797.2 | **8,343.5** | 8,116.0 |
| Cost of product sold | **(953.1)** | (903.7) | **(4,191.6)** | (4,035.7) |
| **Gross profit** | **949.8** | 893.5 | **4,151.9** | 4,080.3 |
| Selling, general, and administrative expenses | **(370.1)** | (428.2) | **(1,621.8)** | (1,668.1) |
| Impairment of assets held for sale | **(32.7)** | — | **(449.7)** | — |
| Gain (loss) on sale of business | **(1.9)** | — | **74.1** | — |
| **Operating income (loss)** | **545.1** | 465.3 | **2,154.5** | 2,412.2 |
| Income (loss) from unconsolidated investments | **43.2** | 1,183.4 | **(2,668.6)** | 2,101.6 |
| Interest expense | **(99.4)** | (118.5) | **(428.7)** | (367.1) |
| Loss on extinguishment of debt | **—** | — | **(2.4)** | (1.7) |
| **Income (loss) before income taxes** | **488.9** | 1,530.2 | **(945.2)** | 4,145.0 |
| (Provision for) benefit from income taxes | **(79.9)** | (280.8) | **966.6** | (685.9) |
| **Net income (loss)** | **409.0** | 1,249.4 | **21.4** | 3,459.1 |
| Net income (loss) attributable to noncontrolling interests | **(10.6)** | (9.9) | **(33.2)** | (23.2) |
| **Net income (loss) attributable to CBI** | $ **398.4** | $ 1,239.5 | $ **(11.8)** | $ 3,435.9 |
| | | | | |
| **Net income (loss) per common share attributable to CBI:** | | | | |
| Basic – Class A Common Stock | $ **2.10** | $ 6.57 | $ **(0.07)** | $ 18.24 |
| Basic – Class B Convertible Common Stock | $ **1.91** | $ 5.97 | $ **(0.07)** | $ 16.57 |
| | | | | |
| **Diluted – Class A Common Stock** | $ **2.04** | $ 6.37 | $ **(0.07)** | $ 17.57 |
| Diluted – Class B Convertible Common Stock | $ **1.89** | $ 5.87 | $ **(0.07)** | $ 16.21 |
| | | | | |
| **Weighted average common shares outstanding:** | | | | |
| Basic – Class A Common Stock | **168.544** | 167.391 | **168.329** | 167.249 |
| Basic – Class B Convertible Common Stock | **23.306** | 23.316 | **23.313** | 23.321 |
| | | | | |
| **Diluted – Class A Common Stock** | **194.918** | 194.499 | **168.329** | 195.532 |
| Diluted – Class B Convertible Common Stock | **23.306** | 23.316 | **23.313** | 23.321 |
| | | | | |
| **Cash dividends declared per common share:** | | | | |
| Class A Common Stock | $ **0.75** | $ 0.74 | $ **3.00** | $ 2.96 |
| Class B Convertible Common Stock | $ **0.68** | $ 0.67 | $ **2.72** | $ 2.68 |

# CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in millions, unaudited)

| | Years Ended | |
| --- | --- | --- |
| | February 29, 2020 | February 28, 2019 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $ 21.4 | $ 3,459.1 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Unrealized net (gain) loss on securities measured at fair value | 2,126.4 | (1,971.2) |
| Deferred tax provision (benefit) | (1,153.7) | 426.9 |
| Depreciation | 326.5 | 333.1 |
| Stock-based compensation | 60.4 | 64.1 |
| Equity in (earnings) losses of equity method investees and related activities, net of distributed earnings | 560.8 | 13.5 |
| Noncash lease expense | 88.3 | — |
| Impairment and amortization of intangible assets | 16.7 | 114.0 |
| Amortization of debt issuance costs and loss on extinguishment of debt | 16.1 | 29.4 |
| Net (gain) loss on sale of unconsolidated investment | (0.4) | (99.8) |
| Impairment of assets held for sale | 449.7 | — |
| (Gain) loss on sale of business | (74.1) | — |
| Loss on inventory and related contracts | 123.0 | — |
| Net income tax benefit related to the Tax Cuts and Jobs Act | — | (37.6) |
| Change in operating assets and liabilities, net of effects from purchases of businesses: | | |
| Accounts receivable | (22.0) | (71.9) |
| Inventories | (29.5) | (61.9) |
| Prepaid expenses and other current assets | 8.1 | (103.0) |
| Accounts payable | 16.8 | 21.4 |
| Other accrued expenses and liabilities | (58.5) | (22.1) |
| Other | 75.1 | 152.3 |
| Total adjustments | 2,529.7 | (1,212.8) |
| **Net cash provided by (used in) operating activities** | 2,551.1 | 2,246.3 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchases of property, plant, and equipment | (726.5) | (886.3) |
| Purchases of businesses, net of cash acquired | (36.2) | (45.6) |
| Investments in equity method investees and securities | (48.2) | (4,081.5) |
| Proceeds from sales of assets | 8.3 | 72.3 |
| Proceeds from sale of unconsolidated investment | 1.5 | 110.2 |
| Proceeds from sale of business | 269.7 | — |
| Other investing activities | 0.4 | (0.9) |
| **Net cash provided by (used in) investing activities** | (531.0) | (4,831.8) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from issuance of long-term debt | 1,291.3 | 3,657.6 |
| Principal payments of long-term debt | (2,195.3) | (62.8) |
| Net proceeds from (repayments of) short-term borrowings | (552.6) | 45.5 |
| Dividends paid | (569.2) | (557.7) |
| Purchases of treasury stock | (50.0) | (504.3) |
| Proceeds from shares issued under equity compensation plans | 78.2 | 63.2 |
| Payments of minimum tax withholdings on stock-based payment awards | (14.3) | (13.6) |
| Payments of debt issuance, debt extinguishment, and other financing costs | (8.2) | (34.6) |
| Payment of contingent consideration | (11.3) | — |
| **Net cash provided by (used in) financing activities** | (2,031.4) | 2,593.3 |
| Effect of exchange rate changes on cash and cash equivalents | (0.9) | (4.5) |
| Net increase (decrease) in cash and cash equivalents | (12.2) | 3.3 |
| Cash and cash equivalents, beginning of year | 93.6 | 90.3 |
| **Cash and cash equivalents, end of year** | $ 81.4 | $ 93.6 |

# CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
## RECONCILIATION OF REPORTED AND ORGANIC NET SALES
(in millions, unaudited)

For periods of acquisition, we define organic net sales as current period reported net sales less net sales of products of acquired businesses reported for the current period, as appropriate. For periods of divestiture, we define organic net sales as prior period reported net sales less net sales of products of divested businesses reported for the prior period, as appropriate. We provide organic net sales because we use this information in monitoring and evaluating the underlying business trends of our core operations. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

The divestiture impacting the periods below consists of the Black Velvet Divestiture (sold November 1, 2019).

| | Three Months Ended | | | Years Ended | | |
|---|---|---|---|---|---|---|
| | **February 29, 2020** | February 28, 2019 | Percent Change | **February 29, 2020** | February 28, 2019 | Percent Change |
| Consolidated net sales | $ **1,902.9** | $ 1,797.2 | 6% | $ **8,343.5** | $ 8,116.0 | 3% |
| Less: Black Velvet Divestiture [1] | — | (17.5) | | — | (26.0) | |
| Consolidated organic net sales | $ **1,902.9** | $ 1,779.7 | 7% | $ **8,343.5** | $ 8,090.0 | 3% |
| | | | | | | |
| Beer net sales | $ **1,187.5** | $ 1,090.1 | 9% | $ **5,615.9** | $ 5,202.1 | 8% |
| | | | | | | |
| Wine and Spirits net sales | $ **715.4** | $ 707.1 | 1% | $ **2,727.6** | $ 2,913.9 | (6%) |
| Less: Black Velvet Divestiture [1] | — | (17.5) | | — | (26.0) | |
| Wine and Spirits organic net sales | $ **715.4** | $ 689.6 | 4% | $ **2,727.6** | $ 2,887.9 | (6%) |

[1] For the periods December 1, 2018, through February 28, 2019, and November 1, 2018, through February 28, 2019, included in the three months and year ended February 28, 2019, respectively.

# CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
## SUPPLEMENTAL SHIPMENT AND DEPLETION INFORMATION
(unaudited)

| | Three Months Ended | | | Years Ended | | |
|---|---|---|---|---|---|---|
| | February 29, 2020 | February 28, 2019 | Percent Change | February 29, 2020 | February 28, 2019 | Percent Change |
| **Beer** | | | | | | |
| (in millions, branded product, 24-pack, 12-ounce case equivalents) | | | | | | |
| Shipment volume | **65.3** | 60.9 | 7.2% | **311.9** | 294.1 | 6.1% |
| Depletion volume [1] | | | 10.8% | | | 7.5% |
| **Wine and Spirits** | | | | | | |
| (in millions, branded product, 9-liter case equivalents) | | | | | | |
| Shipment volume | **14.0** | 14.2 | (1.4%) | **53.6** | 58.5 | (8.4%) |
| Organic shipment volume [2] | **14.0** | 13.8 | 1.4% | **53.6** | 57.8 | (7.3%) |
| U.S. Domestic shipment volume | **13.1** | 13.3 | (1.5%) | **49.5** | 54.4 | (9.0%) |
| U.S. Domestic organic shipment volume [2] | **13.1** | 12.9 | 1.6% | **49.5** | 53.7 | (7.8%) |
| U.S. Domestic Power Brands shipment volume [3] | **6.3** | 5.9 | 6.8% | **23.0** | 23.4 | (1.7%) |
| U.S. Domestic depletion volume [1] [4] | | | (0.6%) | | | (5.2%) |
| U.S. Domestic Power Brands depletion volume [1] [3] | | | 4.2% | | | 1.9% |

[1]  Depletions represent distributor shipments of our respective branded products to retail customers, based on third-party data.

[2]  Includes an adjustment to remove shipment volume associated with the Black Velvet Divestiture for the periods December 1, 2018, through February 28, 2019, and November 1, 2018, through February 28, 2019, for the three months and year ended February 28, 2019, respectively.

[3]  U.S. Domestic Power Brands include the following brands and/or portfolio of brands:

| Wine Brands | | | Wine Portfolio of Brands | Spirits Brands |
|---|---|---|---|---|
| ● 7 Moons | ● Drylands | ● SIMI | ● Charles Smith | ● Casa Noble |
| ● Auros | ● Kim Crawford | ● Spoken Barrel | ● Prisoner | ● High West |
| ● Champagne Palmer & Co | ● Meiomi | | ● Robert Mondavi | ● Mi CAMPO |
| ● Cooper & Thief | ● Mount Veeder | | ● Schrader | ● Nelson's Green Brier |
| ● Crafters Union | ● Nobilo [5] | | | ● SVEDKA |
| ● Cuvée Sauvage | ● Ruffino | | | ● The Real McCoy |

[4]  Includes an adjustment to remove depletion volume associated with the Black Velvet Divestiture for the periods December 1, 2018, through February 28, 2019, and November 1, 2018, through February 28, 2019, for the three months and year ended February 28, 2019, respectively.

[5]  Brand is expected to be divested in the first half of fiscal 2021.

# CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
## SUMMARIZED SEGMENT AND INCOME (LOSS) FROM UNCONSOLIDATED INVESTMENTS INFORMATION
### (in millions, unaudited)

| | Three Months Ended | | | Years Ended | | |
|---|---|---|---|---|---|---|
| | **February 29, 2020** | February 28, 2019 | Percent Change | **February 29, 2020** | February 28, 2019 | Percent Change |
| **Beer** | | | | | | |
| Segment net sales | $ **1,187.5** | $ 1,090.1 | 9% | $ **5,615.9** | $ 5,202.1 | 8% |
| Segment gross profit | $ **657.1** | $ 586.9 | 12% | $ **3,125.2** | $ 2,830.7 | 10% |
| % Net sales | **55.3%** | 53.8% | | **55.6%** | 54.4% | |
| Segment operating income (loss) | $ **467.1** | $ 441.4 | 6% | $ **2,247.9** | $ 2,042.9 | 10% |
| % Net sales | **39.3%** | 40.5% | | **40.0%** | 39.3% | |
| **Wine and Spirits** | | | | | | |
| Wine net sales | $ 620.2 | $ 599.4 | 3% | $ 2,367.5 | $ 2,532.5 | (7%) |
| Spirits net sales | 95.2 | 107.7 | (12%) | 360.1 | 381.4 | (6%) |
| Segment net sales | $ **715.4** | $ 707.1 | 1% | $ **2,727.6** | $ 2,913.9 | (6%) |
| Segment gross profit | $ **314.6** | $ 311.2 | 1% | $ **1,189.0** | $ 1,279.5 | (7%) |
| % Net sales | **44.0%** | 44.0% | | **43.6%** | 43.9% | |
| Segment operating income (loss) | $ **206.8** | $ 196.0 | 6% | $ **708.4** | $ 771.2 | (8%) |
| % Net sales | **28.9%** | 27.7% | | **26.0%** | 26.5% | |
| Segment income (loss) from unconsolidated investments | $ **1.8** | $ 1.2 | 50% | $ **36.4** | $ 33.4 | 9% |
| **Corporate Operations and Other** | | | | | | |
| Segment operating income (loss) | $ **(75.2)** | $ (51.4) | 46% | $ **(223.9)** | $ (197.9) | 13% |
| Segment income (loss) from unconsolidated investments | $ **(1.4)** | $ 0.1 | NM | $ **(3.2)** | $ (0.2) | NM |
| **Canopy equity earnings (losses)** [1] | $ **(41.5)** | $ (16.5) | | $ **(221.7)** | $ (16.5) | |
| **Consolidated operating income (loss)** | $ **545.1** | $ 465.3 | | $ **2,154.5** | $ 2,412.2 | |
| Comparable Adjustments | 53.6 | 120.7 | | 577.9 | 204.0 | |
| **Comparable operating income (loss)** | $ **598.7** | $ 586.0 | | $ **2,732.4** | $ 2,616.2 | |
| **Consolidated income (loss) from unconsolidated investments** | $ **43.2** | $ 1,183.4 | | $ **(2,668.6)** | $ 2,101.6 | |
| Comparable Adjustments | (84.3) | (1,198.6) | | 2,480.1 | (2,084.9) | |
| **Comparable income (loss) from unconsolidated investments** | $ **(41.1)** | $ (15.2) | | $ **(188.5)** | $ 16.7 | |
| **Consolidated EBIT** | $ **557.6** | $ 570.8 | | $ **2,543.9** | $ 2,632.9 | |

[1] Beginning March 1, 2019, we have changed our internal management financial reporting to include Canopy as a segment. We recognize our equity in earnings (losses) for Canopy on a two-month lag. Accordingly, we recognized our share of Canopy's earnings (losses) for the periods October 1, 2019, through December 31, 2019, and January 1, 2019, through December 31, 2019 in our consolidated results for the three months and year ended February 29, 2020, respectively. For the three months and year ended February 28, 2019, we recognized our share of Canopy's earnings (losses) from the date of investment on November 1, 2018, through December 31, 2018. The summarized financial information below represents 100% of Canopy's reported results, prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"), and converted from Canadian dollars to U.S. dollars using the applicable weighted average exchange rates.

| | Three Months Ended | | Years Ended | |
|---|---|---|---|---|
| | February 29, 2020 | February 28, 2019 | February 29, 2020 | February 28, 2019 |
| Net sales | $ 93.8 | $ 48.6 | $ 290.2 | $ 48.6 |
| Gross profit (loss) | $ 31.6 | $ 11.2 | $ 45.4 | $ 11.2 |
| % Net sales | 33.7% | 23.0% | 15.6% | 23.0% |
| Operating income (loss) | $ (144.5) | $ (82.7) | $ (685.8) | $ (82.7) |
| % Net sales | NM | NM | NM | NM |

NM=Not Meaningful

## CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
## RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in millions, except per share data, unaudited)

We report our financial results in accordance with GAAP. However, non-GAAP financial measures, as defined in the reconciliation tables below, are provided because we use this information in evaluating the results of our core operations and/or internal goal setting. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance. See the tables below for supplemental financial data and corresponding reconciliations of these non-GAAP financial measures to GAAP financial measures for the periods presented. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP. Please refer to our website at http://www.cbrands.com/investors/reporting for a more detailed description and further discussion of these non-GAAP financial measures.

| | Three Months Ended February 29, 2020 | | | Three Months Ended February 28, 2019 | | | Percent Change - Reported Basis (GAAP) | Percent Change - Comparable Basis (Non-GAAP) |
|---|---|---|---|---|---|---|---|---|
| | Reported Basis (GAAP) | Comparable Adjustments | Comparable Basis (Non-GAAP) | Reported Basis (GAAP) | Comparable Adjustments | Comparable Basis (Non-GAAP) | | |
| **Net sales** | **$ 1,902.9** | | **$ 1,902.9** | $ 1,797.2 | | $ 1,797.2 | **6%** | **6%** |
| Cost of product sold | (953.1) | $ 21.9 | | (903.7) | $ 4.6 | | | |
| **Gross profit** | **949.8** | 21.9 | **$ 971.7** | 893.5 | 4.6 | $ 898.1 | **6%** | **8%** |
| Selling, general, and administrative expenses | (370.1) | (2.9) | | (428.2) | 116.1 | | | |
| Impairment of assets held for sale | (32.7) | 32.7 | | — | | | | |
| Gain (loss) on sale of business | (1.9) | 1.9 | | — | | | | |
| **Operating income (loss)** | **545.1** | 53.6 | **$ 598.7** | 465.3 | 120.7 | $ 586.0 | **17%** | **2%** |
| Income (loss) from unconsolidated investments | 43.2 | (84.3) | | 1,183.4 | (1,198.6) | | | |
| **EBIT** | | | **$ 557.6** | | | $ 570.8 | **NA** | **(2%)** |
| Interest expense | (99.4) | | | (118.5) | | | | |
| Loss on extinguishment of debt | — | | | — | | | | |
| **Income (loss) before income taxes** | **488.9** | (30.7) | **$ 458.2** | 1,530.2 | (1,077.9) | $ 452.3 | **(68%)** | **1%** |
| (Provision for) benefit from income taxes [1] | (79.9) | 33.4 | | (280.8) | 196.4 | | | |
| Net income (loss) | 409.0 | 2.7 | | 1,249.4 | (881.5) | | | |
| Net income (loss) attributable to noncontrolling interests | (10.6) | | | (9.9) | | | | |
| **Net income (loss) attributable to CBI** | **$ 398.4** | $ 2.7 | **$ 401.1** | $ 1,239.5 | $ (881.5) | $ 358.0 | **(68%)** | **12%** |
| **EPS [2]** | **$ 2.04** | $ 0.01 | **$ 2.06** | $ 6.37 | $ (4.53) | $ 1.84 | **(68%)** | **12%** |
| Weighted average common shares outstanding – diluted | **194.918** | | **194.918** | 194.499 | | 194.499 | | |
| Gross margin | **49.9%** | | **51.1%** | 49.7% | | 50.0% | | |
| Operating margin | **28.6%** | | **31.5%** | 25.9% | | 32.6% | | |
| Effective tax rate | **16.3%** | | **10.1%** | 18.4% | | 18.7% | | |

| Comparable Adjustments | Three Months Ended February 29, 2020 | | | | Three Months Ended February 28, 2019 | | | |
|---|---|---|---|---|---|---|---|---|
| | Acquisitions, Divestitures, and Related Costs | Restructuring and Other Strategic Business Development Costs [3] | Other [4] | Total | Acquisitions, Divestitures, and Related Costs | Restructuring and Other Strategic Business Development Costs [3] | Other [4] | Total |
| Cost of product sold | $ — | $ (0.8) | $ (21.1) | $ (21.9) | $ (1.3) | $ (2.4) | $ (0.9) | $ (4.6) |
| Selling, general, and administrative expenses | $ 3.7 | $ 0.2 | $ (1.0) | $ 2.9 | $ (1.1) | $ (6.2) | $ (108.8) | $ (116.1) |
| Impairment of assets held for sale | $ — | $ (32.7) | $ — | $ (32.7) | $ — | $ — | $ — | $ — |
| Gain (loss) on sale of business | $ (1.9) | $ — | $ — | $ (1.9) | $ — | $ — | $ — | $ — |
| Operating income (loss) | $ 1.8 | $ (33.3) | $ (22.1) | $ (53.6) | $ (2.4) | $ (8.6) | $ (109.7) | $ (120.7) |
| Income (loss) from unconsolidated investments | $ (6.0) | $ — | $ 90.3 | $ 84.3 | $ (3.9) | $ — | $ 1,202.5 | $ 1,198.6 |
| (Provision for) benefit from income taxes [1] | $ (17.3) | $ (0.4) | $ (15.7) | $ (33.4) | $ 1.5 | $ 2.0 | $ (199.9) | $ (196.4) |
| Net income (loss) attributable to CBI | $ (21.5) | $ (33.7) | $ 52.5 | $ (2.7) | $ (4.8) | $ (6.6) | $ 892.9 | $ 881.5 |
| EPS [2] | $ (0.11) | $ (0.17) | $ 0.27 | $ (0.01) | $ (0.02) | $ (0.03) | $ 4.59 | $ 4.53 |

[1] The effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the Comparable Adjustment was recognized. For the year ended February 29, 2020, the (provision for) benefit from income taxes includes a net income tax benefit recognized as a result of tax reform in Switzerland and a net income tax benefit primarily from the reversal of a valuation allowance related to capital loss carryforwards as a result of classifying assets held for sale in connection with the definitive agreement to sell a portion of the wine and spirits business to E. & J. Gallo Winery. For the three months ended February 29, 2020, the (provision for) benefit from income taxes includes a net income tax provision recognized as a result of adjustments to valuation allowances. Additionally, for the three months and year ended February 28, 2019, the (provision for) benefit from income taxes includes a benefit recognized for the reversal of a valuation allowance originally established in connection with a change in accounting principle. For the year ended February 28, 2019, the (provision for) benefit from income taxes also includes a net income tax benefit recognized in connection with the Tax Cuts and Jobs Act (the "TCJ Act")(see (4) and (8) herein).

[2] May not sum due to rounding as each item is computed independently. For the three months and year ended February 29, 2020, comparable adjustments and comparable basis diluted net income per share are calculated on a fully dilutive basis. [5]

[3] For the three months ended February 29, 2020, restructuring and other strategic business development costs also consist of an impairment of long-lived assets held for sale and costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment. For the three months ended February 29, 2020, and February 28, 2019, restructuring and other strategic business development costs consist primarily of costs recognized in connection with the development of a program specifically intended to identify opportunities for further streamlining of processes and improving capabilities, linking strategy with execution, prioritizing resources, and enabling a new enterprise resource planning system.

[4] For the three months ended February 29, 2020, other consists primarily of an unrealized net gain from the mark to fair value of our investments in Canopy Growth Corporation ("Canopy"), partially offset by a net loss from the mark to fair value of undesignated commodity derivative contracts. For the three months ended February 28, 2019, other consists primarily of an unrealized net gain from the mark to fair value of our investments in Canopy and a net income tax benefit recognized for the reversal of a valuation allowance, partially offset by an impairment of certain Ballast Point intangible assets.

## CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
### RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data, unaudited)

| | Year Ended February 29, 2020 | | | Year Ended February 28, 2019 | | | Percent Change - Reported Basis (GAAP) | Percent Change - Comparable Basis (Non-GAAP) |
|---|---|---|---|---|---|---|---|---|
| | Reported Basis (GAAP) | Comparable Adjustments | Comparable Basis (Non-GAAP) | Reported Basis (GAAP) | Comparable Adjustments | Comparable Basis (Non-GAAP) | | |
| **Net sales** | **$ 8,343.5** | | **$ 8,343.5** | $ 8,116.0 | | $ 8,116.0 | **3%** | **3%** |
| Cost of product sold | (4,191.6) | $ 162.3 | | (4,035.7) | $ 29.9 | | | |
| **Gross profit** | **4,151.9** | 162.3 | **$ 4,314.2** | 4,080.3 | 29.9 | $ 4,110.2 | **2%** | **5%** |
| Selling, general, and administrative expenses | (1,621.8) | 40.0 | | (1,668.1) | 174.1 | | | |
| Impairment of assets held for sale | (449.7) | 449.7 | | — | | | | |
| Gain (loss) on sale of business | 74.1 | (74.1) | | — | | | | |
| **Operating income (loss)** | **2,154.5** | 577.9 | **$ 2,732.4** | 2,412.2 | 204.0 | $ 2,616.2 | **(11%)** | **4%** |
| Income (loss) from unconsolidated investments | (2,668.6) | 2,480.1 | | 2,101.6 | (2,084.9) | | | |
| **EBIT** | | | **$ 2,543.9** | | | $ 2,632.9 | **NA** | **(3%)** |
| Interest expense | (428.7) | | | (367.1) | (20.1) | | | |
| Loss on extinguishment of debt | (2.4) | 2.4 | | (1.7) | 1.7 | | | |
| **Income (loss) before income taxes** | **(945.2)** | 3,060.4 | **$ 2,115.2** | 4,145.0 | (1,899.3) | $ 2,245.7 | **(123%)** | **(6%)** |
| (Provision for) benefit from income taxes [1] | 966.6 | (1,270.7) | | (685.9) | 278.6 | | | |
| Net income (loss) | 21.4 | 1,789.7 | | 3,459.1 | (1,620.7) | | | |
| Net income (loss) attributable to noncontrolling interests | (33.2) | | | (23.2) | | | | |
| **Net income (loss) attributable to CBI** | **$ (11.8)** | $ 1,789.7 | **$ 1,777.9** | $ 3,435.9 | $ (1,620.7) | $ 1,815.2 | **(100%)** | **(2%)** |
| | | | | | | | | |
| **EPS [2]** | **$ (0.07)** | $ 9.18 | **$ 9.12** | $ 17.57 | $ (8.29) | $ 9.28 | **(100%)** | **(2%)** |
| | | | | | | | | |
| Weighted average common shares outstanding – diluted [5] | **168.329** | 26.552 | **194.881** | 195.532 | | 195.532 | | |
| | | | | | | | | |
| Gross margin | **49.8%** | | **51.7%** | 50.3% | | 50.6% | | |
| Operating margin | **25.8%** | | **32.7%** | 29.7% | | 32.2% | | |
| Effective tax rate | **102.3%** | | **14.4%** | 16.5% | | 18.1% | | |

| Comparable Adjustments | Year Ended February 29, 2020 | | | | Year Ended February 28, 2019 | | | |
|---|---|---|---|---|---|---|---|---|
| | Acquisitions, Divestitures, and Related Costs [6] | Restructuring and Other Strategic Business Development Costs [7] | Other [8] | Total | Acquisitions, Divestitures, and Related Costs [6] | Restructuring and Other Strategic Business Development Costs [7] | Other [8] | Total |
| Cost of product sold | $ (1.5) | $ (132.1) | $ (28.7) | $ (162.3) | $ (4.9) | $ (8.9) | $ (16.1) | $ (29.9) |
| Selling, general, and administrative expenses | $ 8.5 | $ (25.3) | $ (23.2) | $ (40.0) | $ (34.1) | $ (17.1) | $ (122.9) | $ (174.1) |
| Impairment of assets held for sale | $ — | $ (449.7) | $ — | $ (449.7) | $ — | $ — | $ — | $ — |
| Gain (loss) on sale of business | $ 74.1 | $ — | $ — | $ 74.1 | $ — | $ — | $ — | $ — |
| Operating income (loss) | $ 81.1 | $ (607.1) | $ (51.9) | $ (577.9) | $ (39.0) | $ (26.0) | $ (139.0) | $ (204.0) |
| Income (loss) from unconsolidated investments | $ (29.9) | $ — | $ (2,450.2) | $ (2,480.1) | $ 95.9 | $ — | $ 1,989.0 | $ 2,084.9 |
| Interest income, net | $ — | $ — | $ — | $ — | $ 20.1 | $ — | $ — | $ 20.1 |
| Loss on extinguishment of debt | $ — | $ — | $ (2.4) | $ (2.4) | $ — | $ — | $ (1.7) | $ (1.7) |
| (Provision for) benefit from income taxes [1] | $ 24.8 | $ 139.3 | $ 1,106.6 | $ 1,270.7 | $ 9.4 | $ 6.5 | $ (294.5) | $ (278.6) |
| Net income (loss) attributable to CBI | $ 76.0 | $ (467.8) | $ (1,397.9) | $ (1,789.7) | $ 86.4 | $ (19.5) | $ 1,553.8 | $ 1,620.7 |
| EPS [2] | $ 0.39 | $ (2.40) | $ (7.17) | $ (9.18) | $ 0.44 | $ (0.10) | $ 7.95 | $ 8.29 |

[5] We have excluded 23,313,300 of Class B Convertible Common Stock and 3,238,780 of shares issuable under the assumed exercise of stock options using the treasury stock method from the calculation of reported basis diluted net loss per share for the year ended February 29, 2020, as the effect of including these would have been anti-dilutive.

[6] For the year ended February 29, 2020, acquisitions, divestitures, and related costs consist primarily of (i) a net gain recognized in connection with the sale of the Black Velvet Canadian Whisky business, (ii) a net income tax benefit recognized for the reversal of a valuation allowance, and (iii) and a gain related to the remeasurement of our previously held equity interest in Nelson's Green Brier to the acquisition-date fair value; partially offset by flow through of inventory basis adjustments associated with our investment in Canopy. For the year ended February 28, 2019, acquisitions, divestitures, and related costs consist primarily of (i) a net gain recognized in connection with the sale of our remaining interest in our previously-owned Australian and European business (the "Accolade Wine Investment"), (ii) a net gain on the settlement of interest rate swap contracts entered into to economically hedge our exposure to interest rate volatility associated with the debt financing for the November 2018 investment in Canopy, and (iii) a gain on the sale of certain assets. These gains were partially offset by transaction and other acquisition-related costs recognized in connection with the November 2018 investment in Canopy, including (i) a net loss on the settlement of foreign currency option contracts entered into to fix the U.S. dollar cost of the transaction, (ii) bridge commitment fees associated with debt financing of our investment, and (iii) direct acquisition costs.

[7] For the year ended February 29, 2020, restructuring and other strategic business development costs largely consist of an impairment of long-lived assets held for sale and costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment. For the years ended February 29, 2020, and February 28, 2019, restructuring and other strategic business development costs consist also of costs recognized in connection with the development of a program specifically intended to identify opportunities for further streamlining of processes and improving capabilities, linking strategy with execution, prioritizing resources, and enabling a new enterprise resource planning system.

[8] For the year ended February 29, 2020, other consists primarily of an unrealized net loss from the mark to fair value of our investments in Canopy and costs associated with Canopy equity losses and related activities, partially offset by an unrealized gain from the June 2019 modification of the terms of the November 2018 Canopy Warrants and a net income tax benefit recognized as a result of tax reform in Switzerland. For the year ended February 28, 2019, other consists primarily of an unrealized net gain from the mark to fair value of our investments in Canopy and net income tax benefits recognized (i) for the reversal of a valuation allowance and (ii) in connection with the TCJ Act; partially offset by an impairment of certain Ballast Point intangible assets and a prior period adjustment for deferred compensation related to certain employment agreements.

## CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
## RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES (continued)
(in millions, except per share data, unaudited)

### Canopy Equity Earnings (Losses) and Related Activities ("Canopy EIE")

Canopy EIE non-GAAP financial measures are provided because management uses this information to monitor our investment in Canopy. In addition, we believe this information provides investors valuable insight on underlying business trends and results in order to evaluate year-over-year financial performance.

| | Three Months Ended | | Years Ended | |
|---|---|---|---|---|
| | February 29, 2020 | February 28, 2019 | February 29, 2020 | February 28, 2019 |
| **Equity losses and related activities - reported basis, Canopy EIE (GAAP)** [1] | **$ (31.7)** | **$ (2.6)** | **$ (575.9)** | **$ (2.6)** |
| Comparable Adjustments [2][3] | (9.8) | (13.9) | 354.2 | (13.9) |
| **Equity losses and related activities - comparable basis, Canopy EIE (Non-GAAP)** | **(41.5)** | **(16.5)** | **(221.7)** | **(16.5)** |
| (Provision for) benefit from income taxes [3] | 18.4 | 3.9 | 73.2 | 3.9 |
| **Net income (loss) attributable to CBI - comparable basis, Canopy EIE (Non-GAAP)** | **$ (23.1)** | **$ (12.6)** | **$ (148.5)** | **$ (12.6)** |

| | Three Months Ended | | Years Ended | |
|---|---|---|---|---|
| | February 29, 2020 | February 28, 2019 | February 29, 2020 | February 28, 2019 |
| **EPS - reported basis, Canopy EIE (GAAP)** | **$ (0.08)** | **$ (0.01)** | **$ (2.22)** | **$ (0.01)** |
| Comparable Adjustments - Canopy EIE (Non-GAAP) | (0.04) | (0.05) | 1.39 | (0.05) |
| **EPS - comparable basis, Canopy EIE (Non-GAAP)** [4] | **$ (0.12)** | **$ (0.06)** | **$ (0.76)** | **$ (0.06)** |

| | Three Months Ended February 29, 2020 | Year Ended February 29, 2020 |
|---|---|---|
| **EBIT - comparable basis (Non-GAAP)** [5] | **$ 557.6** | **$ 2,543.9** |
| Equity losses and related activities - comparable basis, Canopy EIE (Non-GAAP) | (41.5) | (221.7) |
| **EBIT - comparable basis, excluding Canopy EIE (Non-GAAP)** | **$ 599.1** | **$ 2,765.6** |

| | Years Ended | | | | | |
|---|---|---|---|---|---|---|
| | February 29, 2020 | | | February 28, 2019 | | |
| | Income (loss) before income taxes | (Provision for) benefit from income taxes [3] | Effective tax rate [6] | Income (loss) before income taxes | (Provision for) benefit from income taxes [3] | Effective tax rate [6] |
| **Reported basis (GAAP)** | **$ (945.2)** | **$ 966.6** | **102.3%** | **$ 4,145.0** | **$ (685.9)** | **16.5%** |
| Comparable Adjustments - (Non-GAAP) | 3,060.4 | (1,270.7) | | (1,899.3) | 278.6 | |
| **Comparable basis (Non-GAAP)** | **2,115.2** | **(304.1)** | **14.4%** | **2,245.7** | **(407.3)** | **18.1%** |
| Comparable basis, Canopy EIE (Non-GAAP) | (221.7) | 73.2 | | (16.5) | 3.9 | |
| **Comparable basis, excluding Canopy EIE (Non-GAAP)** | **$ 2,336.9** | **$ (377.3)** | **16.1%** | **$ 2,262.2** | **$ (411.2)** | **18.2%** |

| | Three Months Ended | | Years Ended | |
|---|---|---|---|---|
| | February 29, 2020 | February 28, 2019 | February 29, 2020 | February 28, 2019 |
| **EPS - comparable basis (Non-GAAP)** [5] | **$ 2.06** | **$ 1.84** | **$ 9.12** | **$ 9.28** |
| EPS - comparable basis, Canopy EIE (Non-GAAP) | (0.12) | (0.06) | (0.76) | (0.06) |
| **EPS - comparable basis, excluding Canopy EIE (Non-GAAP)** [4] | **$ 2.18** | **$ 1.90** | **$ 9.89** | **$ 9.34** |

## EPS

| | Actual for the Year Ended February 29, 2020 |
|---|---:|
| **EPS – reported basis (GAAP)** | $ (0.07) |
| Acquisitions, divestitures, and related costs [7] | (0.39) |
| Restructuring and other strategic business development costs [8] | 2.40 |
| Other [9] | 7.17 |
| **EPS – comparable basis (Non-GAAP) [4]** | **9.12** |
| Comparable basis, Canopy EIE (Non-GAAP) | 0.76 |
| **EPS – comparable basis, excluding Canopy EIE (Non-GAAP) [4]** | **$ 9.89** |

[1] Equity earnings (losses) and related activities are included in income (loss) from unconsolidated investments.

[2] Comparable Adjustments, Canopy EIE include: impact from the June 2019 warrant modification, unrealized net (gain) loss from the mark to fair value of securities measured at fair value and related activities, flow through of inventory step-up, share-based compensation expense related to acquisition milestones, acquisition costs, loss on dilution due to Canopy's issuance of additional stock, and other (gains) losses.

[3] The Comparable Adjustment effective tax rate applied to each Comparable Adjustment amount is generally based upon the jurisdiction in which the adjustment was recognized. The benefit from income taxes effective tax rate applied to our equity in earnings (losses) of Canopy is generally based on the tax rates of the legal entities that hold our investment.

[4] May not sum due to rounding as each item is computed independently. The comparable adjustments and comparable basis diluted net income (loss) per share are calculated on a fully dilutive basis.

[5] See reconciliation of the applicable non-GAAP financial measures for the three months and year ended periods, on pages 12 and 14, respectively.

[6] Effective tax rate is not considered a GAAP financial measure, for purposes of this reconciliation, we derived the reported GAAP measure based on GAAP results, which served as the basis for the reconciliation to the comparable non-GAAP financial measure.

[7] Acquisitions, divestitures, and related costs include: [4]

| | Actual for the Year Ended February 29, 2020 |
|---|---:|
| Net (gain) loss on sale of Black Velvet Canadian Whisky business | $ (0.33) |
| Net income tax benefit recognized for the reversal of valuation allowances | $ (0.15) |
| Gain on the remeasurement of our investment in Nelson's Green Brier | $ (0.05) |
| Recognition of previously deferred gain upon release of related guarantee | $ (0.02) |
| Transaction, integration, and other acquisition-related costs in connection with: | |
| Investments in Canopy | $ 0.12 |
| Wine and Spirits transactions with Gallo | $ 0.03 |

[8] For the year ended February 29, 2020, restructuring and other strategic business development costs consist of costs recognized in connection with the development of a program specifically intended to identify opportunities for further streamlining of processes and improving capabilities, linking strategy with execution, prioritizing resources, and enabling a new enterprise resource planning system. It also consist of costs to optimize our portfolio, gain efficiencies, and reduce our cost structure primarily within the wine and spirits segment. For the year ended February 29, 2020, restructuring and other strategic business development costs also largely consist of an impairment of long-lived assets held for sale primarily within the wine and spirits segment.

[9] Other includes: [4]

| | Actual for the Year Ended February 29, 2020 |
|---|---:|
| Unrealized net (gain) loss from mark to fair value of investments in Canopy | $ 8.50 |
| Canopy equity (earnings) losses and related activities comparable adjustments | $ 1.20 |
| Unconsolidated investments, other | $ 0.07 |
| Net (gain) loss from mark to fair value of undesignated commodity derivative contracts | $ 0.14 |
| Loss on change in estimated fair value of a contingent liability associated with a prior period acquisition | $ 0.05 |
| Impairment of certain Ballast Point intangible assets | $ 0.04 |
| Net (gain) loss from mark to fair value of undesignated foreign exchange rate | $ 0.01 |
| Loss on extinguishment of debt | $ 0.01 |
| Net income tax benefit recognized in connection with tax reform in Switzerland | $ (2.81) |
| Recovery of write-down of certain bulk wine inventory as a result of smoke damage sustained during wildfires in California | $ (0.04) |